FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 29, 2018

Ger. Gen. N° 30 /2018

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

REF: 2018 Ordinary and Extraordinary Shareholders’ Meetings

Dear Sir:

In accordance with article 63 under Chilean Companies Act Law N°18,046 (the Chilean Companies Act), I hereby inform you that the Board of Directors has resolved to summon the shareholders of Enel Generación Chile S.A., hereinafter "the Company", to the following shareholders' meetings:

A. Ordinary Shareholders' Meeting to be held on April 24, 2018 at 9:30 a.m. at the Enel Stadium, located at Carlos Medina No. 858, Independencia, Santiago, in order for the shareholders to consider and vote on the following matters:

1.       Information on the status of compliance regarding the condition precedent of the declaration of success of the PTO to proceed with the deletion of all the articles relating to the D.L. 3,500;

2.       Approval of the Annual Report, Balance Sheet, Financial Statements and Reports of the External Auditors and Account Inspectors for the year ended December 31, 2017;

3.       Distribution of profits for the year and payment of dividends;

4.       Total renewal of the Board of Directors.

5.       Setting of the directors' compensation;

6.       Setting of the compensation of the members of the Directors Committee and determination of the committee's budget for the year 2018;

7.       Report on the expenses of the Board of Directors and the Annual Report of Management of Activities and Expenses of the Directors Committee

8.       Appointment of an external auditing firm regulated by Title XXVIII of Law 18,045;

9.       Appointment of two Account Inspectors and two alternates and determination of their compensation;

10.    Designation of Risk Ratings Agencies;

11.    Approval of the Investment and Financing Policy;

12.    Presentation of the Dividend Policy and Information on the procedures for the distribution of dividends;

13.    Information on agreements of the Board of Directors related to transactions or contracts governed by Title XVI of Law No. 18,046;

14.    Information on costs of processing, printing and delivering the information required by Resolution No. 1,816 of the Superintendence of Securities and Insurance;

15.    Other relevant matters that are of interest to and in the competence of the Ordinary Shareholders' Meeting;

16.    Adoption of all other necessary approvals for the proper implementation of adopted resolutions.

B. Extraordinary Shareholders' Meeting to be held on April 24, 2018 following the Ordinary Meeting described in Section A above at the Enel Stadium, located at Carlos Medina No. 858, Independencia, Santiago, in order for the shareholders to consider and vote on the following matters:

1.       Approve the amendment of article four of the bylaws of Enel Generación Chile S.A., in order to delete the phrase “both in the country or abroad” included in the last paragraph;

2.       Approve the amendment of the article seven of the bylaws of Enel Generación Chile S.A., in order to reduce from 9 to 5 the number of directors of the Company. This amendment will be effective at the moment of the constitution of the Ordinary Shareholders Meeting to be held in the first four months of 2019;

3.       Delete article twenty-fourth of the bylaws of Enel Generación Chile S.A. This deletion will be effective at the moment of the constitution of the Ordinary Shareholders Meeting to be held in the first four months of 2019;

4.       Grant and approve a restated text of the bylaws of the Company;

5.       Information on agreements of the Board of Directors related to transactions or contracts governed by Title XVI of Law No. 18,046;

6.       Adoption of the necessary approvals to carry out the proposed changes to the bylaws, under the terms and conditions definitively approved by the Meeting and the granting of powers deemed necessary, especially to legalize, realize, and carry forward the resolutions adopted by the Meeting.

Yours sincerely,

Valter Moro

 Chief Executive Officer

c.c.:    Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: March 29, 2018